UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
TUT SYSTEMS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
901103101

(CUSIP Number)
Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 20, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 9 Pages)
(Continued on following pages)

CUSIP No. 65332V103	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Motorola, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,719,979

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,719,979

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 65332V103	13D	Page 3 of 9 Pages
ITEM 1. SECURITY AND ISSUER.
          This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Tut Systems, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at 6000 SW Meadows Rd, Suite #200, Lake Oswego, Oregon 97035.
ITEM 2. IDENTITY AND BACKGROUND.
(a) — (c), (f)       This statement is filed by Motorola, Inc., a Delaware corporation (“Motorola”).
Motorola’s principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global communications leader that provides seamless mobility products and solutions across broadband, embedded systems and wireless networks.
Motorola has the following three operating business groups:
Mobile Devices. Motorola designs, manufactures, sells and services wireless handsets with integrated software and accessory products, and licenses intellectual property.
Networks. Motorola designs, manufactures, sells, installs and services: (i) analog and digital two-way radio, voice and data communications products and systems, as well as wireless broadband systems, to a wide range of public safety, government, utility, transportation and other worldwide enterprise markets, and (ii) cellular infrastructure systems and wireless broadband systems to public carriers and other wireless service providers.
Connected Home Solutions. Motorola designs, manufactures and sells a wide variety of broadband products, including: (i) set-top boxes for cable television, Internet Protocol (“IP”) video and broadcast networks and digital systems, (ii) high speed data products, including cable modems and cable modem termination systems, and IP-based telephony products, (iii) hybrid fiber coaxial network transmission systems used by cable television operators, (iv) digital satellite program distribution systems, (v) direct-to-home satellite networks and private networks for business communications, (vi) advanced video communications products, and (vii) fiber-to-the-premise and fiber-to-the-node transmission systems supporting high-speed data, video and voice.
The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola’s knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.
(d) — (e)       Neither Motorola, nor to the best of Motorola’s knowledge, any of the directors or officers listed on Annex 1 hereto, has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          On December 20, 2006, Motorola, Motorola GTG Subsidiary V Corp., a wholly-owned subsidiary of Motorola (“Merger Sub”) and the Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides that, subject to certain conditions, Merger Sub will be merged with and into the Corporation (the “Merger”), with the Corporation continuing as the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Motorola. In connection with the Merger Agreement, as a condition to the willingness of Motorola and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Motorola entered into a separate Voting Agreement and Irrevocable Proxy, dated as of December 20, 2006 (the “Voting Agreement”), with Kopp Investment Advisors, LLC, a Minnesota limited liability

CUSIP No. 65332V103	13D	Page 4 of 9 Pages
company, Kopp Holding Company, a Minnesota corporation, Kopp Funds, Inc. a Minnesota corporation, and Leroy C. Kopp, an individual (each, a “Stockholder” and collectively, the “Stockholders”), whereby each of the Stockholders agreed to vote, and irrevocably granted a proxy to Motorola with respect to, and appointed Motorola as such Stockholder’s proxy and attorney-in-fact to vote or cause to be voted, its or his shares of the Corporation subject to the Voting Agreement (the “Covered Shares”) in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement. No separate or additional consideration was paid by Motorola to the Stockholders in connection with the Voting Agreement.
ITEM 4. PURPOSE OF TRANSACTION.
          Merger Agreement
          Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (other than shares owned by the Corporation as treasury stock, shares owned by Motorola or Merger Sub, shares owned by any direct or indirect wholly-owned subsidiary of the Corporation and any Dissenting Shares, as defined in Section 4.7(a) of the Merger Agreement) shall be automatically converted into the right to receive one dollar and fifteen cents ($1.15) in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and subject to the rights of the Dissenting Shares under the Merger Agreement, each holder of a certificate representing any such shares shall cease to have any rights with respect thereto except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement, without interest. At the Effective Time, the Merger Sub will be merged with and into the Corporation, the separate corporate existence of the Merger Sub will cease and the Corporation will continue as the Surviving Corporation and as a wholly-owned subsidiary of Motorola. From and after the Effective Time, the officers and directors of the Merger Sub shall be directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. Completion of the Merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and approval and adoption of the Merger Agreement by a vote of the holders of not less than a majority of the outstanding shares of Common Stock of the Corporation, in each case as more particularly set forth and described in full in the Merger Agreement which is filed as Exhibit 1 to this Form 13D and is incorporated herein by reference.
          Voting Agreement
          Pursuant to the Voting Agreement, among other things, Motorola and the Stockholders agreed to the terms pursuant to which, prior to the expiration of the Voting Agreement (i) each Stockholder shall not, directly or indirectly (a) transfer any right, title or interest in or to the Covered Shares (including, without limitation, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), provided however, (1) during the period from date hereof until the earlier of (A) the date following the record date for any meeting of the stockholders of the Corporation regarding the adoption of the Merger Agreement and (B) February 14, 2007, the Stockholders, collectively, may transfer up to 1,271,998 shares of Company Common Stock and (2) from and after the earlier of (X) two days after the record date for any meeting of the stockholders of the Corporation regarding the adoption of the Merger Agreement and (Y) February 15, 2007, the Stockholders, collectively, may transfer, together with all shares transferred pursuant to the foregoing clause (1), up to 3,179,995 shares of Company Common Stock, in accordance with the terms and conditions of the Voting Agreement or (b) deposit any of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy or power of attorney with respect thereto which is inconsistent with the terms of the Voting Agreement and (ii) each Stockholder shall (a) vote the Covered Shares (including any shares of Company Common Stock transferred after the record date for any meeting of the stockholders of the Corporation regarding the adoption of the Merger Agreement) in favor of (1) adoption of the Merger Agreement, including all actions and transactions contemplated by the Merger Agreement and (2) the adjournment or postponement of the meeting of stockholders of the Corporation to approve the Merger Agreement and all actions and transactions contemplated by the Merger Agreement, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement and (b) vote, or cause to be voted, all of the Covered Shares (including any shares of Company Common Stock transferred after the record date for any meeting of the stockholders of the Corporation regarding the adoption of the

CUSIP No. 65332V103	13D	Page 5 of 9 Pages
Merger Agreement), against (1) approval of any proposal made in opposition to, or in competition with, the Merger Agreement or consummation of the Merger and the other transactions contemplated by the Merger Agreement, (2) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Corporation in the Merger Agreement, (3) any merger agreement or merger (other than the Merger Agreement and the Merger), takeover proposal, consolidation, business combination, reorganization, recapitalization, dissolution, liquidation or winding up of the Corporation or any subsidiary of the Corporation (4) any sale, lease, license or transfer of any significant part of the assets of the Corporation or any subsidiary of the Corporation, or (5) any other action that is intended, or could reasonably be expected, to, in any manner, impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or otherwise adversely affect the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, each Stockholder also irrevocably granted and appointed Motorola as such Stockholder’s proxy and attorney-in-fact to vote or cause to be voted the Covered Shares in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in full in the Voting Agreement which is filed as Exhibit 2 to this Form 13D and is incorporated herein by reference. The Voting Agreement expires upon the earlier of (i) the Effective Time and (ii) such date and time as the Merger Agreement is validly terminated in accordance with the terms of the Merger Agreement.
          The summaries of the agreements set forth above are qualified in their entirety by reference to the full texts of the Merger Agreement and Voting Agreement included as Exhibits 1 and 2 hereto, which exhibits are incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
          (a) — (b) Pursuant to the Voting Agreement, Motorola has acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Motorola may be deemed to have shared beneficial ownership of 12,719,979 shares of Common Stock, representing approximately 37.2% of the Corporation’s Common Stock. Motorola and the other persons named in Item 2 disclaim beneficial ownership of such Common Stock.
          (c) Neither Motorola, nor to the best of Motorola’s knowledge, any individual listed on Appendix 1 to this Schedule 13D has effected any transactions in Common Stock during the past 60 days.
          (d) Not Applicable.
          (e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          Other than the Merger Agreement and the Voting Agreement referenced in the foregoing items of this Schedule 13D, neither Motorola, nor to the best of Motorola’s knowledge, any individual listed on Appendix 1 to this Schedule 13D is party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
          The following documents are filed as exhibits:

CUSIP No. 65332V103	13D	Page 6 of 9 Pages
1.	Agreement and Plan of Merger dated December 20, 2006 among Motorola, Inc., Motorola GTG Subsidiary V Corp and Tut Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tut Systems, Inc. on December 21, 2006).

2.	Voting Agreement and Irrevocable Proxy dated December 20, 2006, by and among Motorola, Inc., Kopp Investment Advisors, LLC, Kopp Holding Company, Kopp Funds, Inc. and Leroy C. Kopp. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Current Report on Form 8-K filed by Tut Systems, Inc. on December 21, 2006).

CUSIP No. 65332V103	13D	Page 7 of 9 Pages
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006	MOTOROLA, INC.
	By:	/s/ Carol Forsyte
		Name:	Carol Forsyte
		Title:	Corporate Vice President

CUSIP No. 65332V103	13D	Page 8 of 9 Pages
APPENDIX 1
INFORMATION CONCERNING
THE EXECUTIVE OFFICERS AND DIRECTORS OF MOTOROLA
          The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.
DIRECTORS OF MOTOROLA

Edward J. Zander	Chairman of the Board and Chief Executive Officer, Motorola, Inc.

David W. Dorman	Retired; Former Chairman and Chief Executive Officer, AT&T. His business address is: Two Buckhead Plaza, Room 476, 3050 Peachtree Road, NW, Atlanta, GA 30305.

H. Laurance Fuller	Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primacy Business Center, 1111 E. Warrenville Road, Suite 257, Naperville, IL 60563.

Judy C. Lewent	Executive Vice President and Chief Financial Officer and President, Human Health Asia, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Thomas J. Meredith	General Partner of Meritage Capital, L.P. and Chief Executive Officer of MFI Capital. His business address is: MFI Capital, 248 Addie Roy Road C200, Austin, TX 78746.

Nicholas Negroponte	Co-Founder and Chairman Emeritus of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

Indra K. Nooyi	President and Chief Executive Officer, PepsiCo, Inc. Her business address is: 700 Anderson Hill Road, Purchase, NY 10577.

Samuel C. Scott, III	Chairman, President and Chief Executive Officer, Corn Products International. His business address is: Corn Products International, 5 Westbrook Corporate Center, Westchester, IL 60154.

Ron Sommer	Former Chief Executive Officer of Deutsche Telekom AG. His business address is: Deutsche Telekom AG, Griedrich-Ebert-Allee 140, 53113 Bonn, Germany. Citizenship: German.

James R. Stengel	Global Marketing Officer of The Procter & Gamble Company. His business address is: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202.

Douglas A. Warner, III	Retired; formerly Chairman of the Board, J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.

John A. White	Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

Miles D. White	Chairman and Chief Executive Officer, Abbott Laboratories. His business address is: Abbott Laboratories, 100 Abbott Park Road, Dept. 392, AP6D-2, Abbott Park, IL 60064-6020.

CUSIP No. 65332V103	13D	Page 9 of 9 Pages
EXECUTIVE OFFICERS OF MOTOROLA, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Gregory Q. Brown	Executive Vice President, President, Networks and Enterprise.

David W. Devonshire	Executive Vice President, Chief Financial Officer.

Ruth A. Fattori	Executive Vice President, Human Resources.

Ronald Garriques	Executive Vice President, President, Mobile Devices Business.

Kenneth C. Keller, Jr.	Executive Vice President and Chief Marketing Officer.

A. Peter Lawson	Executive Vice President, General Counsel and Secretary.

Daniel M. Moloney	Executive Vice President, President, Connected Home Solutions.

Richard N. Nottenburg	Executive Vice President, Chief Strategy Officer.

Stuart C. Reed	Executive Vice President, Integrated Supply Chain.

Padmasree Warrior	Executive Vice President, Chief Technology Officer.